

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2012

Via Facsimile
Alf Ragnar Løvdal
Chief Executive Officer
North Atlantic Drilling Ltd.
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton, HM 08 Bermuda

> **Re: North Atlantic Drilling Ltd.**
> **Registration Statement on Form F-1**
> **Filed December 12, 2012**
> **File No. 333-185394**
> **Registration Statement on Form F-4**
> **Filed December 12, 2012**
> **File No. 333-185395**

Dear Mr. Løvdal:

We have reviewed your registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statements and the information you provide in response to these comments, we may have additional comments.

General

1.   Please give effect to comments on one registration statement in your revisions to the other registration statement, in each case where the comments would be applicable to both filings.

<u>Registration Statement on Form F-1</u>

<u>Prospectus Summary, page 1</u>

2.   We have reviewed your response to prior comment 24. Please revise your disclosures here and throughout the filing to remove any reference to "Predecessor" to avoid confusion with the definition of this term under Rule 405 of Regulation C and the related predecessor financial statement presentation requirements.

<u>Use of Proceeds, page 42</u>

3.   We note your disclosure that you intend to use the net proceeds of this offering for general corporate purposes and working capital. Please revise to discuss the principal reasons for the offering, or provide a cross-reference to where such discussion may be found. See Item 3.C.1. of Form 20-F.

<u>Capitalization, page 48</u>

4.   The total Shareholders' equity amount of $849.7 million does not appear to be a mathematically accurate sum of the component elements presented, which appear to sum to $862.4 million, which also agrees to the corresponding amount in the updated interim balance sheet included in your registration statement. Please revise your disclosure to eliminate any inconsistencies.

<u>Tax Considerations, page 124</u>

5.   We note your response to prior comment 22 from our letter to you dated November 23, 2012. In your response, you cite the following sentence from Item 601(b)(8) of Regulation S-K: "If a tax opinion is set forth in full in the filing, an indication that such is the case may be made in lieu of filing the otherwise required exhibit. " That provides the issuer with a second alternative to filing a complete, long-form opinion of counsel as an exhibit when the filing already includes the complete opinion of counsel. In such a case, you may instead choose to file as an exhibit a short-form opinion of named counsel which makes clear that the specific disclosure in the registration statement regarding the referenced material tax consequences does in fact constitute its opinion. Consequently, please obtain and file as exhibits with your next amended registration statement the required opinions of MJM Limited and Seward & Kissel LLP. We refer you to Section III.B.2 of Staff Legal Bulletin No. 19, *Legality and Tax Opinions in Registered Offerings* (October 14, 2011), which may be found at http://www.sec.gov/interps/legal/cfslb19.htm.

Exhibits and Financial Statement Schedules, page II-2

6.   Please file executed versions of the exhibits where available, or explain to us why draft versions have been provided. For example, we note that Exhibit 10.5 omits the precise date at page 4 and it has not been signed.

Exhibit 5.1 (draft opinion of counsel)

7.   Please obtain and file a new or revised opinion of counsel which no longer assumes "the authority … of all individuals who have executed any of the Documents" and "that the Resolutions are in full force and effect and have not been rescinded in whole or in part," since it appears such matters may be addressed by the company in the certificates it or its officers provide to named counsel. This comment also applies to the parallel opinion rendered by counsel in connection with the legality opinion filed as exhibit 5.1 to the Form F-4.

Registration Statement on Form F-4

8.   Please confirm that the information contained in the registration will give effect, as applicable, to your concurrent initial public offering. For example, we note your disclosure under "Security Ownership of Certain Beneficial Owners and Management" appears to contemplate only your exchange offer.

Expiration Date; Extensions; Amendments; Termination, page 120

9.   We note your response to prior comment 30 from our letter to you dated November 23, 2012. Please revise your disclosure to include the content of your response.

Taxation, page 132

10.   Insofar as the disclosure appears to constitute the opinion of named Norway counsel, please file as an exhibit the required short-form opinion. See the related comment number 5, above.

11.   We note the statement in the second paragraph at page 132 that prospective investors "should consult" their own tax advisors. While you may encourage such reference, please revise to eliminate any possible suggestion that an investor may not rely on the disclosure contained therein. See Staff Legal Bulletin No. 19, *Legality and Tax Opinions in Registered Offerings*, at Section III.D.1.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Donald Delaney at (202) 551-3863 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters.

Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.


Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director


cc: <u>Via Facsimile</u>
        Gary J. Wolfe
        Seward & Kissel LLP